Phoenix Corporate Office	Douglas N. Currault II
One North Central Ave.	Assistant General Counsel
Phoenix, Arizona 85004	and Corporate Secretary
Tel (602) 366-8093
Fax (602) 453-2871
E-mail: Douglas_Currault@fmi.com

November 19, 2008

Via EDGAR and Fax Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549-7010 Attention: Mark Wojciechowski
Re:	Freeport-McMoRan Copper & Gold Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed February 29, 2008 Response Letter dated August 8, 2008 File No. 1-11307-01

Dear Mr. Wojciechowski:

On behalf of Freeport-McMoRan Copper & Gold Inc. (the “Company” or “we”), we are submitting this letter in response to the comment received from the Commission’s staff (the “Staff”) by facsimile dated August 29, 2008, in connection with the Company’s Form 10-K for the fiscal year ended December 31, 2007 (“Form 10-K”).  We have reproduced below the full text of the Staff’s comment in italics, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Results of Operations

Mining Operations, page 85

Comment 1: We note your response to prior comment numbers eight and nine.  You explain that you provided the pro forma information for your North American and South American operations as you believe it is necessary for readers to more fully understand the trends of these operations.  We refer you to a finalized discussion document prepared by the

November 19, 2008

Center for Audit Quality’s SEC Regulations Committee, based on an April 9, 2008 joint meeting with the SEC Staff.  Document C (Amended as of June 9, 2008) of that meeting provides a discussion regarding the presentation of pro forma MD&A.  Within that meeting the Staff provided the following response to Question 1 (summarized):

•
If a company wants to present pro forma information for purposes of discussion in the MD&A, sufficient information should be disclosed to allow a reader to understand the differences between the historical and pro forma amounts for the periods presented;

•	The analysis should supplement, but not replace an analysis of the historical financial statements included in the filing; and

•
The disclosure of combined pre-acquisition periods beyond what is required by Article 11 of Regulation S-X is not contemplated or permitted.  We expect any pro forma information provided in the MD&A for those periods to be no more detailed than revenues and costs of revenues.

Please consider the above with respect to your disclosure of pre-acquisition pro forma information for your North American and South American operations.  At your earliest convenience, please contact us at the numbers at the end of this letter.

Response 1:  In response to your comment and our telephone conversations with you on Thursday, September 11, 2008, and Wednesday, November 5, 2008, regarding certain of our disclosures related to the North America and South America mining operations acquired in the March 2007 acquisition of Phelps Dodge, we have revised our disclosures in our Form 10-Q filing for the quarterly period ending September 30, 2008, and will continue to review the disclosures for additional improvements in our 2008 Form 10-K filing.

In future Form 10-Q and Form 10-K filings, we will revise our disclosures for our North America and South America mining operations included in Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) by deleting the term “pro forma” where appropriate and including disclosure that clearly identifies when operating data has been presented on a combined basis. Further, where appropriate, we will present the unit cost information for the North America and South America operations on a pro forma basis and will include disclosure that will provide the reader with a clear understanding of the related pro forma adjustment amounts.

Additionally, in future Form 10-K filings, we will revise our operating data disclosures included in Item 6. Selected Financial Data by deleting the term “pro forma” and will include the following disclosure to clearly identify the operating data that has been presented on a combined basis:

November 19, 2008

“For comparative purposes only, the 2007 and prior years’ operating data for consolidated FCX and for the North America and South America operations combine our historical results with the Phelps Dodge pre-acquisition results. As the pre-acquisition results represent the results of the North America and South America operations under Phelps Dodge management, such results are not necessarily indicative of what past results would have been under FCX management or of future operating results.”

___________________________________

The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings.  The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.  In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with these matters.  If you have any questions or comments, please contact me at your earliest convenience at (602) 366-8093.

                Sincerely,

/s/ Douglas N. Currault II
Douglas N. Currault II

Douglas N. Currault II
Assistant General Counsel and
Corporate Secretary

cc:           Richard C. Adkerson
Kathleen L. Quirk